November 15, 2021

Tonya K. Aldave

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Qualification
Fidelity Federal Bancorp
Regulation A Offering Statement on Form 1-A (File No. 024-11585)

Dear Ms. Aldave:

Fidelity Federal Bancorp (the “Issuer”) hereby respectfully requests qualification of the above-referenced Offering Statement at 9:00 a.m. Eastern Standard Time, on November 16, 2021, or as soon thereafter as possible. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our counsel, SmithAmundsen LLC, Attention: John W. Tanselle, facsimile at (317) 464-4149. Mr. Tanselle’s direct line is (317) 464-4148.

On behalf of the Issuer, the undersigned confirms that the state of New York is prepared to qualify or register the Offering. No FINRA member is participating in the Offering. The Issuer acknowledges that:

1. Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact John Tanselle of SmithAmundsen LLC at (317) 464-4148, (317) 464-4149 (facsimile) or jtanselle@salawus.com (email).

Very truly yours,

/s/ Donald R. Neel

Donald R. Neel
President and Chief Executive Officer
Fidelity Federal Bancorp